UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of November, 2011

NORTHCORE TECHNOLOGIES INC. (Exact name of Registrant)

302 The East Mall, Suite 300, Toronto, Ontario Canada M9B 6C7 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Exhibit	Description

99.1	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTH AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2011 AND 2010
99.2	NORTHCORE REPORTS THIRD QUARTER 2011 FINANCIAL RESULTS
99.3	INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2011 AND 2010
99.4	COO Certificate
99.5	CEO Certificate

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORTHCORE TECHNOLOGIES INC.

Date: November 10, 2011	By:	/s/ Amit Monga
Name: Amit Monga
Title: Chief Executive Officer